FORM 4

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* **SOUZA, MATTHEW F.** _____ (Last) (First) (Middle) **500 Washington Street** (Street) **Columbus, IN 47201** (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol **Irwin Financial Corporation (IFC)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% owner **X** Officer (give title below) ____Other (Specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **04/29/2003**	**TITLE: SENIOR VICE PRESIDENT AND SECRETARY**
		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	04/28/03		M		7,800	A	$5.687500		D	
COMMON STOCK	04/28/03		F		1,949	D	$23.785000	23,191	D	
COMMON STOCK								6,079	I	BY SPOUSE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Secur-ity (Instr. 5)	9. Number of Derivative Securities Beneficial-ly Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi-cial Owner-ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$5.687500	4/28/03		M			7,800	(1)	4/06/04	**COMMON STOCK**	7,800		0	D	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ MATTHEW F. SOUZA   04/30/03

_____   _____
**Signature of Reporting Person   Date
BY: MATTHEW F. SOUZA**

FORM 4 (continued)

SOUZA, MATTHEW F.   Irwin Financial Corporation (IFC)
500 Washington Street   04/29/03
Columbus IN 47201

FOOTNOTES:

(1) The Plan provides for phased in vesting or rights to exercise granted stock options. In the year of the grant, optionee may exercise 25% of total options granted. In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted. Grant of option was made to reporting person in transaction exempt under Rule 16b-3.